Crown Holdings, Inc.
Compensation Recovery Policy
I.    Purpose

The Board of Directors (the “Board”) of Crown Holdings, Inc. (the “Company”) has adopted this Compensation Recovery Policy (this “Policy”) to enable the Company to recover Erroneously Awarded Compensation (as defined below) in the event the Company is required to prepare an Accounting Restatement (as defined below). This Policy is intended to comply with, and shall be interpreted to be consistent with, Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 promulgated under the Exchange Act (“Rule 10D-1”) and Section 303A.14 of the New York Stock Exchange (“NYSE”) Listed Company Manual (the “Listing Standards”).

II.    Definitions

For purposes of this Policy, the following capitalized terms shall have the meanings set forth below:

1.“Accounting Restatement” means an accounting restatement of the Company’s financial statements due to material noncompliance with any financial reporting requirement applicable to the Company under the securities laws of the United States of America, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

2.“Applicable Period” means the three completed fiscal years immediately preceding the date on which the Company is required to prepare an Accounting Restatement, as well as any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years (except that a transition period that comprises a period of at least nine months shall count as a completed year). The “date on which the Company is required to prepare an Accounting Restatement” is the earlier to occur of (a) the date that the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement or (b) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement, in each case regardless of if or when the restated financial statements are filed.

3.“Erroneously Awarded Compensation” means, in the event of an Accounting Restatement, the amount of Incentive-Based Compensation received that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated amounts in such Accounting Restatement, computed without regard to any taxes paid by the relevant Executive Officer; provided, however, that for Incentive-Based Compensation based on stock price or total
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stockholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement: (i) the amount of Erroneously Awarded Compensation must be based on the Company’s reasonable estimate of the effect of the Accounting Restatement on the stock price or total stockholder return upon which the Incentive-Based Compensation was received; and (ii) the Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to the Stock Exchange.

4.“Executive Officer” means the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-present of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company. An executive officer of the Company’s parent or subsidiary is deemed an “Executive Officer” if the executive officer performs such policy making functions for the Company.

5.“Financial Reporting Measure” means any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measure; provided, however, that a Financial Reporting Measure is not required to be presented within the Company’s financial statements or included in a filing with the Securities Exchange Commission. Financial Reporting Measures include but are not limited to the following (and any measure derived from the following): Company stock price; total shareholder return (“TSR”); revenue; net income; operating income; profitability of one or more reportable segments; financial ratios (e.g., accounts receivable turnover and inventory turnover rates); earnings before interest, taxes depreciation and amortization (“EBITDA”); funds from operations and adjusted funds from operations; liquidity measures (e.g., working capital and operating cash flow); return measures (e.g., return on invested capital, return on assets and economic profit); earnings measures (e.g., earnings per share); and any of such financial reporting measures relative to a peer group.

6.“Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

7.“Stock Exchange” means the New York Stock Exchange or any other national stock exchange on which the Company’s common stock is then listed.

III.    Administration

This Policy shall be administered by the Compensation Committee of the Board (the “Committee”). The Committee is authorized to interpret and construe this Policy and to make all determinations necessary or advisable for the administration of this Policy. In addition, the Committee shall have broad discretion to determine the appropriate means of recovery of Erroneously Awarded Compensation based upon all applicable facts and circumstances. All
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determinations made by the Committee shall be final and binding on all affected individuals and need not be uniform with respect to each individual covered by the Policy.

IV.    Recoupment of Erroneously Awarded Compensation.

In the event the Company is required to prepare an Accounting Restatement, the Company shall reasonably promptly recover the amount of any Erroneously Awarded Compensation received by any Executive Officer during the Applicable Period.

This Policy applies to all Incentive-Based Compensation received by a person: (a) after beginning services as an Executive Officer; (b) who served as an Executive Officer at any time during the performance period for such Incentive-Based Compensation; (c) while the Company had a listed class of securities on a national securities exchange; and (d) during the Applicable Period.

For purposes of this Policy, Incentive-Based Compensation is deemed received in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period. For the avoidance of doubt, Incentive-Based Compensation that is subject to both a Financial Reporting Measure vesting condition and a service-based vesting condition shall be considered received when the relevant Financial Reporting Measure is achieved, even if the Incentive-Based Compensation continues to be subject to the service-based vesting condition.

V.    Method of Recoupment

The Committee shall determine, in its sole discretion, the timing and method for promptly recouping Erroneously Awarded Compensation hereunder, which may include without limitation (a) seeking reimbursement of all or part of any cash or equity-based award, (b) cancelling prior cash or equity-based awards, whether vested or unvested or paid or unpaid, (c) cancelling or offsetting against any planned future cash or equity-based awards, (d) forfeiture of deferred compensation, subject to compliance with Section 409A of the Internal Revenue Code and the regulations promulgated thereunder and (e) any other method authorized by applicable law or contract. Subject to compliance with applicable law, the Committee may affect recovery under this Policy from any amount otherwise payable to an Executive Officer, including amounts payable to such individual under any otherwise applicable Company plan or program, including base salary, bonuses, or commissions and compensation previously deferred by the Executive Officer.

The Company is authorized and directed pursuant to this Policy to recoup Erroneously Awarded Compensation in compliance with this Policy unless the Committee has determined that recovery would be impracticable solely for the following limited reasons, and subject to the following procedural and disclosure requirements:

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◦The direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Committee must make a reasonable attempt to recover such erroneously awarded compensation, document such reasonable attempt(s) to recover and provide that documentation to the Stock Exchange;

◦Recovery would violate home country law of the Company where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recovery any amount of Erroneously Awarded Compensation based on violation of home country law of the Company, the Committee must satisfy the applicable opinion and disclosure requirements of Rule 10D-1 and the Listing Standards; or

◦Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

VI.    No Indemnification of Executive Officers

Notwithstanding the terms of any indemnification or insurance policy or any contractual arrangement with any Executive Officer that may be interpreted to the contrary, the Company shall not indemnify any Executive Officer against the loss of any Erroneously Awarded Compensation, including any payment or reimbursement for the cost of third-party insurance purchased by any Executive Officer to fund potential clawback obligations under this Policy.

VII.    Administrator Indemnification

The members of the Committee, and any other members of the Board who assist in the administration of this Policy, shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be fully indemnified by the Company to the fullest extent under applicable law and Company policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Committee or the Board under applicable law or Company policy.

VIII.    Effective Date; Retroactive Application

The Policy shall be effective as of October 2, 2023 (the “Effective Date”). The terms of this Policy shall apply to any Incentive-Based Compensation that is received by Executive Officers on or after the Effective Date, even if such Incentive-Based Compensation was approved, awarded, granted or paid to Executive Officers prior to the Effective Date.

IX.    Amendment; Termination

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The Committee may amend, modify, supplement, rescind or replace all or any portion of this Policy at any time and from time to time in its discretion, and shall amend this Policy as it deems necessary to comply with applicable law or any rules or standards adopted by the Stock Exchange.

X.    Other Recoupment Rights; Company Claims

The Board intends that this Policy shall be applied to the fullest extent of the law. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company under applicable law or pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.
Nothing contained in this Policy, and no recoupment or recovery as contemplated by this Policy, shall limit any claims, damages or other legal remedies the Company or any of its affiliates may have against an Executive Officer arising out of or resulting from any actions or omissions by the Executive Officer.

XI.    Successors

This Policy shall be binding and enforceable against all Executive Officers and their beneficiaries, heirs, executors, administrators or other legal representatives.

XII.    Governing Law; Venue

This Policy and all rights and obligations hereunder are governed by and construed in accordance with the internal laws of the Commonwealth of Pennsylvania, excluding any choice of law rules or principles that may direct the application of the laws of another jurisdiction. All actions arising out of or relating to this Policy shall be heard and determined exclusively in the state courts of the Commonwealth of Pennsylvania in and for Bucks County or the federal courts of the Eastern District of Pennsylvania.
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